June 24, 2015

VIA EDGAR
Larry Sprigel, Esq. and Gregory Dundas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Zoom Telephonics, Inc.
File No. 333-204502
Registration Statement on Form S-1

Dear Mr. Sprigel and Mr. Dundas:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Zoom Telephonics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, File No. 333-204502, filed by the Registrants with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”). We request that the Registration Statement be declared effective at 12:00 p.m. on June 25, 2015, or as soon thereafter as is practicable.

The Registrant acknowledges that:

●
should the Commission or the staff, acting pursuant to the delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (617) 753-0003.

Sincerely,

/s/ Frank Manning
Frank Manning
Chief Executive Officer
Zoom Telephonics, Inc.